Goldman Sachs BDC, Inc.

200 West Street

New York, New York 12082

(212) 902-0300

November 19, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington D.C. 20549

Re:	Withdrawal of Registration Statement on Form N-2 (File No. 333-240986)

Ladies and Gentlemen:

Goldman Sachs BDC, Inc. (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form N-2 (File No. 333-240986), together with all amendments and exhibits thereto (the “ Registration Statement”).

The Registration Statement has not been declared effective by the Commission. No securities were sold or will be sold under the Registration Statement. On October 12, 2020, the Company completed its previously announced merger with Goldman Sachs Middle Market Lending Corp. The Company now qualifies as a well-known seasoned issuer and is filing substantially concurrently herewith a new automatic shelf registration statement on Form N-2. As a result of filing the new automatic shelf registration statement, the Company is no longer in need of, and is seeking to withdraw, the Registration Statement. The Company further requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be used to offset the filing fee for any future registration statement filed by a registrant entitled to apply such fees under Rule 457(p), including, but not limited to, the new automatic shelf registration statement above.

Any questions or comments regarding this letter should be directed to our counsel, Joshua Wechsler of Fried, Frank, Harris, Shriver & Jacobson LLP, at 212.859.8689 or Ashar Qureshi of Fried, Frank, Harris, Shriver & Jacobson LLP, at 44.20.7972.917.

Sincerely,
GOLDMAN SACHS BDC, INC.

By:	/s/ Jonathan Lamm
Jonathan Lamm
Chief Financial Officer and Treasurer